LONMIN

Ref: SB/0189

14 May 2007

RECEIVED
2007 MAY 23 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

07023729

SUPPL

Dear Sirs

Rule No 12g3-2(b) exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with the recent amendments to the notification procedure for companies with 12g3-2(b) exemptions, I can confirm that all information relating to Lonmin that is generally considered to be in the public domain (e.g. press releases, stock exchange announcements, general shareholder communication, etc.) is available on our website. Stock exchange announcements are also available on the London Stock Exchange's website. The relevant website addresses are as follows:

http://www.lonmin.com

http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm

Please accept this letter as formal notification of an amendment to our original 12g3-2(b) application effective 4 June 2007.

Yours faithfully

S Butler

pp **Seema Kamboj**
Assistant Company Secretary

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

5/23

END